SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 68)*

                                   VALHI, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   918905 10 0
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2005
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   106,098,763
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,098,763

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,098,763

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      91.3%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   106,098,763
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,098,763

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,098,763

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      91.3%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   106,098,763
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,098,763

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,098,763

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      91.3%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   106,098,763
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,098,763

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,098,763

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      91.3%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   106,098,763
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,098,763

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,098,763

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      91.3%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   106,098,763
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,098,763

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,098,763

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      91.3%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   106,098,763
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,098,763

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,098,763

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      91.3%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   106,538,163
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,538,163

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,538,163

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      91.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No. 918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS(SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                          3,383
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   107,777,263
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                           3,383

                               10     SHARED DISPOSITIVE POWER

                                                    107,777,263

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,383

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 68
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Shares"), of Valhi, Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below. As a result of the Company's repurchases of Shares, the aggregate ownership of the outstanding Shares of all of the reporting persons in this Statement increased by one percent on September 19, 2005.

Item 2.  Identity and Background

     Item 2 is amended as follows.

     (a) This Statement is filed (i) by Valhi Holding Company, ("VHC") as a direct holder of Shares, (ii) by virtue of the direct and indirect ownership of securities of VHC, by Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest") and Contran Corporation ("Contran") and (iii) by virtue of positions he holds with Contran and certain of the other entities (as reported on this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     VHC, the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and The Combined Master Retirement Trust (the "CMRT") are the direct holders of approximately 91.3%, 0.9%, 0.4% and 0.1%, respectively, of the 116,265,978 Shares outstanding as of September 19, 2005 according to information furnished by the Company (the "Outstanding Shares"). VHC may be deemed to control the Company. VGI, National and Contran are the holders of approximately 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. Together, VGI, National and Contran may be deemed to control VHC. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds approximately 0.9% of the Outstanding Shares. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the Outstanding Shares. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the Shares held directly by the CDCT No. 2, (ii) retains dispositive power over such Shares and (iii) may be deemed the indirect beneficial owner of such Shares. The description of the CDCT No. 2 is qualified in its entirety by reference to the copy of the Amended and Restated Contran Deferred Compensation Trust No. 2 Agreement between Contran and U.S. Bank National Association filed as Exhibit 1 to Amendment No. 64 to this Statement, which agreement is incorporated herein by reference.

     The CMRT directly holds approximately 0.1% of the Outstanding Shares. The Company established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans the Company and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     Mr. Simmons is chairman of the board of the Company, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in the Shares held by the CMRT.

     Harold C. Simmons' spouse is the direct owner of 43,400 Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. He disclaims all such beneficial ownership.

     A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 36,500 Shares (the "Grandchildren's Trust"). Mr. Simmons, as co-trustee of the Grandchildren's Trust, has the power to vote and direct the disposition of the Shares the Grandchildren's Trust directly holds. Mr. Simmons disclaims beneficial ownership of any Shares that the Grandchildren's Trust holds.

     Harold C. Simmons is the direct owner of 3,383 Shares.

     The Company is the direct holder of approximately 83.1% of the outstanding common stock of NL Industries, Inc. ("NL") and may be deemed to control NL. NL and a subsidiary of NL directly own 3,522,967 Shares and 1,186,200 Shares, respectively. Pursuant to Delaware law, the Company treats the Shares that NL and its subsidiary own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

     (c) VHC is engaged in holding Shares and, by virtue of the holding of its Shares, activities engaged in through the Company and its subsidiaries.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is amended as follows.

     On September 25, 2005, as part of the initial capitalization of VHC, VGI, National and Contran contributed the following Shares to VHC in exchange for the following shares of VHC common stock (the "VHC Contribution").

                                                              Shares of VHC
                                                               Common Stock
                                   Shares Contributed           Issued to
      Reporting Person                   to VHC              Reporting Person
-----------------------------      ------------------        ----------------
Valhi Group, Inc.............          92,739,554                 87,409
National City Lines, Inc.....          10,891,009                 10,265
Contran Corporation..........           2,468,200                  2,326
                                      -----------                -------
Total........................         106,098,763                100,000
                                      ===========                =======

     The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

     Item 4 is amended as follows.

     The purpose of the VHC Contribution was to consolidate the ownership of Shares formerly held by VGI, National and Contran.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such entity or person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

     The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

     Certain of the persons named in Schedule B to this Statement, namely Eugene
K. Anderson, Robert D. Graham, J. Mark Hollingsworth, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O'Brien, Harold C. Simmons, Glenn R. Simmons, John A. St. Wrba, Gregory M. Swalwell and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows.

     (a) VHC, the Foundation, the CDCT No. 2, the CMRT, the spouse of Harold C. Simmons, the Grandchildren's Trust and Harold C. Simmons are the direct beneficial owners of 106,098,763, 1,044,200, 439,400, 115,000, 43,400, 36,500
and 3,383 Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) VHC, VGI, Dixie Holding, Dixie Rice, National, NOA and Southwest may each be deemed be the beneficial owner of the 106,098,763 Shares (approximately 91.3% of the Outstanding Shares) that VHC directly holds;

          (2) Contran may be deemed be the beneficial owner of the 106,538,163 Shares (approximately 91.6% of the Outstanding Shares) that VHC and the CDCT No. 2 directly hold; and

          (3) Harold C. Simmons may be deemed to be the beneficial owner of the 107,780,646 Shares (approximately 92.7% of the Outstanding Shares) that VHC, the Foundation, the CDCT No. 2, the CMRT, his spouse, the Grandchildren's Trust and he directly hold.

     Except for the 3,383 Shares that he holds directly and to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     (b) By virtue of the relationships described in Item 2:

          (1) VHC, VGI, Dixie Holding, Dixie Rice, National, NOA and Southwest may each be deemed to share the power to vote and direct the disposition of the 106,098,763 Shares (approximately 91.3% of the Outstanding Shares) that VHC directly holds;

          (2)  Contran  may be deemed to share the power to vote and  direct the
     disposition  of  the  106,538,163  Shares   (approximately   91.6%  of  the
     Outstanding Shares) that VHC and the CDCT No. 2 directly hold;

          (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of 107,777,263 Shares (approximately 92.6% of the Outstanding Shares) that VHC, the Foundation, the CDCT No. 2, the CMRT, his spouse and the Grandchildren's Trust directly hold; and

          (4) Harold C. Simmons may be deemed to have sole power to vote and direct the disposition of 3,338 Shares that he directly holds.

     The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

     (c) See the description of the VHC Contribution under Item 3, which is incorporated herein by reference.

     Additionally, on September 1, 2005, Glenn R. Simmons gifted away 6,000 Shares.

     (d) Each of VHC, the Foundation, the CDCT No. 2, the CMRT, the spouse of Harold C. Simmons, the Grandchildren's Trust and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows.

     Contran and National are parties to a $25.0 million revolving credit and letter of credit facility dated as of September 3, 1998, as amended and supplemented through October 29, 2004, with U.S. Bank National Association (the "U.S. Bank Facility"). Borrowings under the U.S. Bank Facility bear interest at the rate announced publicly from time to time by each bank as its base rate or at a rate of 1.75% over the London interbank offered rate of interest ("LIBOR"), are due October 28, 2005 or such extended maturity date as may be mutually agreed to, and are collateralized by, among other things, certain Shares. On September 16, 2005, no amounts had been borrowed and approximately $7.4 million of letters of credit were outstanding under the U.S. Bank Facility. Of the Shares contributed by National in the VHC Contribution, 7.0 million Shares were pledged under the U.S. Bank Facility. National contributed these 7.0 million Shares to VHC subject to the lien under the U.S. Bank Facility. VHC is now the owner of these 7.0 million shares subject to the pledge. Contran, National, VHC and U.S. Bank are currently in the process of preparing documents to reflect VHC's pledge of 7.0 million Shares, and the release of the 7.0 million Shares originally pledged by National, under the U.S. Bank Facility.

     The foregoing summary of the U.S. Bank Facility is qualified in its entirety by reference to Exhibits 1 through 5 to Amendment No. 63 to this Statement, Exhibits 11 and 12 to Amendment No. 64 to this Statement, Exhibit 16 to Amendment No. 65 to this Statement, and Exhibits 12 and 13 to Amendment No. 67 to this Statement, all of which are incorporated herein by this reference.

     Dixie Rice is a party to a $1.5 million credit facility dated as of August 18, 1986 with Southern Methodist University (the "SMU Facility"). Borrowings under the SMU Facility bear interest at the greater or 7.5% per annum or 76% of the Shearson Lehman Brothers, Inc. Bond Market Report -- Corporate Bond Index -- Long Term (Average) Yield, are due in forty equal quarterly installments beginning September 30, 1996 and ending on June 30, 2006 and are secured by certain Shares. As of September 16, 2005, $150,000 principal amount was outstanding under the SMU Facility and 50,000 Shares had been pledged under the SMU Facility.

     The Shares pledged under the SMU Facility are owned by VHC but loaned to Dixie Rice pursuant to a Collateral Agreement, dated August 25, 2005 between Dixie Rice and VHC (the "Collateral Agreement"). Effective August 25, 2005 pursuant to Collateral Agreement, Dixie Rice agreed to:

          (i) pay to VHC a fee equal to an annual rate of 0.5% of the average daily principal loan balance outstanding, during periods in which any portion of the Shares are pledged under the SMU Facility; and

          (ii) indemnify VHC against any loss or incremental cost resulting from the pledge of the Shares under the SMU Facility.

     The foregoing summary of the SMU Facility and the Collateral Agreement is qualified in its entirety by reference to Exhibit 11 to Amendment No. 59 to this Statement and Exhibit 13 to this Amendment No. 68 to this Statement, respectively, which are incorporated herein by this reference. Since 50,000 of the Shares contributed by Contran in the VHC Contribution were contributed subject to a similar previously disclosed collateral agreement between Contran and Dixie Rice, such old collateral agreement has been replaced by this new collateral agreement between VHC and Dixie Rice.

     Effective August 25, 2005 pursuant to three pledge agreements between Contran and VHC, VHC pledged in the aggregate to three deferred compensation trusts, including the CDCT No. 2, an aggregate of 6.92 million Shares to secure Contran's obligations under three deferred compensation agreements for the benefit of Harold C. Simmons or Glenn R. Simmons. Pursuant to the pledge agreements, Contran agreed to:

          (i) pay VHC quarterly a fee equal to 0.125% of the value of the Shares pledged under the respective agreement; and

          (ii) indemnify VHC against any loss or incremental cost resulting from the pledge of the Shares to the trusts under the pledge agreements or any transfer of the Shares to the trusts resulting from an obligation of Contran to pay Harold C. Simmons amounts under the related deferred compensation agreements.

Prior to any transfer of any Shares to any of the trusts resulting from such obligations, VHC retains all rights to vote and receive dividends on the pledged Shares.

     The foregoing summary of the pledge agreements is qualified in its entirety by reference to Exhibits 14, 15 and 16 to this Amendment No. 68 to this Statement, respectively, which are incorporated herein by this reference. Since
6.92 million of the Shares contributed by VGI in the VHC Contribution were contributed subject to three similar previously disclosed pledge agreements between VGI and Contran, such old pledge agreements have been replaced by these three new pledge agreements between VHC and Contran.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows.

Exhibit 1 Contran Deferred Compensation Trust No. 2 (Amended and Restated), dated as of August 8, 2000, between Contran Corporation and U.S.
              Bank National Association (incorporated by reference to Exhibit 1 to Amendment No. 64 to this Statement).

Exhibit 2     Loan   Agreement  dated  as  of September 3,  1998  among  Contran
              Corporation,  National  City Lines,  Inc. and U.S.  Bank  National
              Association  (incorporated  by reference to Exhibit 1 to Amendment
              No. 63 to this Schedule 13D).

Exhibit 3     Promissory    Note   dated   September  3,  1998  in the  original
              principal  amount of $25 million payable to the order of U.S. Bank
              National   Association   and   executed  by  Contran   Corporation
              (incorporated  by reference  to Exhibit 2 to  Amendment  No. 63 to this Schedule 13D).

Exhibit 4     Payment Guaranty dated  September  3, 1998  executed  by  National
              City  Lines,  Inc.  (incorporated  by  reference  to  Exhibit 3 to
              Amendment No. 63 to this Schedule 13D).

Exhibit 5     Securities  Pledge  Agreement dated as of September 3,  1998 among
              Contran  Corporation,  National  City Lines,  Inc.  and U.S.  Bank
              National  Association  (incorporated  by reference to Exhibit 4 to
              Amendment No. 63 to this Schedule 13D).

Exhibit 6     Extension  Agreement  dated as  of September 2, 1999 among Contran
              Corporation,  National  City Lines,  Inc. and U.S.  Bank  National
              Association  (incorporated  by reference to Exhibit 5 to Amendment
              No. 63 to this Statement).

Exhibit 7     Extension  and  Amendment   Agreement   dated  as  of  August  31,
              2000 among Contran Corporation, National City Lines, Inc. and U.S.
              Bank National Association (incorporated by reference to Exhibit 11 to Amendment No. 64 to this Statement).

Exhibit 8     Extension  and  Amendment   Agreement   dated  as  of  August  31,
              2001 among Contran Corporation, National City Lines, Inc. and U.S.
              Bank National Association (incorporated by reference to Exhibit 12 to Amendment No. 64 to this Statement).

Exhibit 9     Extension  and  Amendment   Agreement   dated  as  of  August  28,
              2002 among Contran Corporation, National City Lines, Inc. and U.S.
              Bank National Association (incorporated by reference to Exhibit 16 to Amendment No. 65 to this Statement).

Exhibit 10 Amended and Restated Extension and Amendment Agreement dated as of October 24, 2003 among Contran Corporation, National City
              Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 12 to Amendment No. 67 to this Statement).

Exhibit 11 Extension and Amendment Agreement dated as of October 29, 2004 among Contran Corporation, National City Lines, Inc. and U.S. Bank
              National  Association  (incorporated by reference to Exhibit 13 to
              Amendment No. 67 to this Statement).

Exhibit 12    Loan and Pledge Agreement, dated as of August  18,  1986,  between
              Dixie Rice Agricultural  Corporation,  Inc. and Southern Methodist
              University  (incorporated  by reference to Exhibit 11 to Amendment
              No. 59 to this Statement).

Exhibit 13*   Collateral  Agreement,  dated as of August 25, 2005, between Dixie
              Rice Agricultural Corporation, Inc. and Valhi Holding Company.

Exhibit 14*   Pledge   Agreement  dated  as of August 25, 2005  between  Contran
              Corporation  and Valhi  Holding  Company  for the  benefit  of the
              Contran Deferred Compensation Trust No. 1.

Exhibit 15*   Pledge  Agreement   dated  as of August 25, 2005  between  Contran
              Corporation  and Valhi  Holding  Company  for the  benefit  of the
              Contran Deferred Compensation Trust No. 2.

Exhibit 16*   Pledge  Agreement   dated  as of August 25, 2005  between  Contran
              Corporation  and Valhi  Holding  Company  for the  benefit  of the
              Contran Deferred Compensation Trust No. 3.

----------

* Filed herewith.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 27, 2005




                                               /s/ Harold C. Simmons
                                               ----------------------------
                                               Harold C. Simmons
                                               Signing in his
                                               individual capacity only.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 27, 2005





                                               /s/ Steven L. Watson
                                               ----------------------------
                                               Steven L. Watson
                                               Signing in the
                                               capacities listed on
                                               Schedule "A" attached
                                               hereto and
                                               incorporated herein by
                                               reference.

                                   SCHEDULE A


Steven L. Watson, as President or Executive Vice President of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI HOLDING COMPANY
VALHI GROUP, INC.

                                   SCHEDULE B


     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi Holding Company ("VHC") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

        Name                               Present Principal Occupation
--------------------------      ------------------------------------------------
Eugene K. Anderson              Vice   president  of  Contran,  Dixie   Holding,
                                Dixie Rice,  National,  NOA,  Southwest,  Valhi,
                                Inc. (the "Company"), VGI and VHC.

Robert D. Graham                Vice president of Contran,  Dixie Holding, Dixie
                                Rice, National, NOA, Southwest, the Company, VGI
                                and VHC; and vice president, general counsel and
                                secretary  of Kronos  Worldwide,  Inc.  ("Kronos
                                Worldwide") and NL Industries, Inc. ("NL"), both
                                subsidiaries of the Company.

J. Mark Hollingsworth           Vice president and  general  counsel of Contran,
                                Dixie  Holding,   Dixie  Rice,  National,   NOA,
                                Southwest,  the  Company,  VGI and VHC;  general
                                counsel   of  CompX   International   Inc.,   an
                                affiliate  of  the  Company   ("CompX");   trust
                                counsel of The Combined Master Retirement Trust,
                                a  trust  the  Company   formed  to  permit  the
                                collective  investment  by trusts that  maintain
                                the assets of certain employee benefit plans the
                                Company   and  related   companies   adopt  (the
                                "CMRT");  and acting general counsel of Keystone
                                Consolidated Industries,  Inc. ("Keystone"),  an
                                affiliate of Contran.

William J. Lindquist            Director and senior vice   president of Contran,
                                Dixie  Holding,  National,  NOA,  VGI  and  VHC;
                                senior vice president of the Company, Dixie Rice
                                and Southwest.

A. Andrew R. Louis              Secretary   of  Contran,  CompX,  Dixie Holding,
                                Dixie  Rice,  National,   NOA,  Southwest,   the
                                Company, VGI and VHC.

Kelly D. Luttmer                Vice president and tax  director of the Company,
                                Contran,   CompX,  Dixie  Holding,  Dixie  Rice,
                                Kronos Worldwide,  National, NL, NOA, Southwest,
                                VGI and VHC.

Andrew McCollam, Jr. (1)        President  and  director of  Southwest; director
                                of Dixie Rice; and a private investor.

Harold M. Mire (2)              Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien                Vice  president, chief     financial officer and
                                director  of Dixie  Holding,  National,  NOA and
                                VGI;  and vice  president  and  chief  financial
                                officer of the  Company,  Contran,  Dixie  Rice,
                                Southwest and VHC.

Glenn R. Simmons                Vice  chairman  of the board of  Contran,  Dixie
                                Holding, Dixie Rice, National, NOA, the Company,
                                VGI and VHC;  chairman of the board of CompX and
                                Keystone;  director and executive vice president
                                of   Southwest;   and  a   director   of  Kronos
                                Worldwide,  NL and Titanium Metals  Corporation,
                                an affiliate of the Company ("TIMET").

Harold C. Simmons               Chairman of the board of the  Company,  Contran,
                                Dixie  Holding,   Dixie  Rice,  National,   NOA,
                                Southwest,  VGI and VHC;  chairman  of the board
                                and chief executive  officer of Kronos Worldwide
                                and NL; vice chairman of TIMET;  and trustee and
                                member of the trust investment  committee of the
                                CMRT.

Richard A. Smith (2)            Vice president of Dixie Rice.

John A. St. Wrba                Vice president  and  treasurer of the   Company,
                                Contran,   Dixie  Holding,  Dixie  Rice,  Kronos
                                Worldwide, National, NL, NOA, Southwest, VGI and
                                VHC; and vice president and assistant  treasurer
                                of TIMET.

Gregory M. Swalwell             Vice president and  controller of the   Company,
                                Contran,   Dixie   Holding,    National,    NOA,
                                Southwest, VGI and VHC; vice president,  finance
                                and chief financial  officer of Kronos Worldwide
                                and  NL;  and  vice  president  of  Dixie  Rice,
                                Southwest and TIMET.

Steven L. Watson                Director   and  president  of   Contran,   Dixie
                                Holding, Dixie Rice, National, NOA, VGI and VHC;
                                director,  president and chief executive officer
                                of the  Company;  director  and  executive  vice
                                president of Southwest;  vice chairman of Kronos
                                Worldwide; and a director of CompX, Keystone, NL
                                and TIMET.

----------

(1) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(2) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

                                   SCHEDULE C

     Based upon ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:


                                  Shares          Options
          Name                     Held           Held (1)         Total
--------------------------      -----------     -----------     -----------
Eugene K. Anderson                 1,446           51,400          52,846

Robert D. Graham                     -0-              -0-             -0-

J. Mark Hollingsworth                -0-          100,000         100,000

William J. Lindquist                 -0-          130,000         130,000

A. Andrew R. Louis                   -0-           69,600          69,600

Kelly D. Luttmer                     -0-           66,600          66,600

Andrew McCollam, Jr.                 550              -0-             550

Harold M. Mire                     1,137              -0-           1,137

Bobby D. O'Brien                     -0-           80,000          80,000

Glenn R. Simmons(2)               12,247              -0-          12,247

Harold C. Simmons(3)              83,283              -0-          83,283

Richard A. Smith                     333              -0-             333

John A. St. Wrba                     -0-              -0-             -0-

Gregory M. Swalwell                1,166          100,000         100,000

Steven L. Watson                  17,246          100,000         117,246


----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the execution date of this Statement of stock options.

(2) The Reporting Persons understand that the Shares indicated as held by Mr. Simmons also include 800 Shares held in his wife's retirement account, with respect to which Mr. Simmons disclaims beneficial ownership.

(4) Includes 43,400 and 36,500 Shares directly held, respectively, by Harold C. Simmons' spouse and a trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse. Mr. Harold C. Simmons also may be deemed to possess indirect beneficial ownership of the other Shares set forth in Item 5(a) of this Statement, held by other Reporting Persons. Mr. Simmons disclaims beneficial ownership of all Shares except for the 3,383 Shares that he holds directly and to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in Shares directly held by the CMRT.


                                 EXHIBIT INDEX
Exhibit 1 Contran Deferred Compensation Trust No. 2 (Amended and Restated), dated as of August 8, 2000, between Contran Corporation and U.S.
              Bank National Association (incorporated by reference to Exhibit 1 to Amendment No. 64 to this Statement).

Exhibit 2     Loan  Agreement   dated  as   of  September 3, 1998 among  Contran
              Corporation,  National  City Lines,  Inc. and U.S.  Bank  National
              Association  (incorporated  by reference to Exhibit 1 to Amendment
              No. 63 to this Schedule 13D).

Exhibit 3     Promissory   Note   dated   September  3,  1998  in  the  original
              principal  amount of $25 million payable to the order of U.S. Bank
              National   Association   and   executed  by  Contran   Corporation
              (incorporated  by reference  to Exhibit 2 to  Amendment  No. 63 to this Schedule 13D).

Exhibit 4     Payment Guaranty dated  September  3, 1998  executed  by  National
              City  Lines,  Inc.  (incorporated  by  reference  to  Exhibit 3 to
              Amendment No. 63 to this Schedule 13D).

Exhibit 5     Securities  Pledge  Agreement dated as of September 3,  1998 among
              Contran  Corporation,  National  City Lines,  Inc.  and U.S.  Bank
              National  Association  (incorporated  by reference to Exhibit 4 to
              Amendment No. 63 to this Schedule 13D).

Exhibit 6     Extension  Agreement  dated  as of September 2, 1999 among Contran
              Corporation,  National  City Lines,  Inc. and U.S.  Bank  National
              Association  (incorporated  by reference to Exhibit 5 to Amendment
              No. 63 to this Statement).

Exhibit 7     Extension  and  Amendment   Agreement   dated  as  of  August  31,
              2000 among Contran Corporation, National City Lines, Inc. and U.S.
              Bank National Association (incorporated by reference to Exhibit 11 to Amendment No. 64 to this Statement).

Exhibit 8     Extension  and  Amendment   Agreement   dated  as  of  August  31,
              2001 among Contran Corporation, National City Lines, Inc. and U.S.
              Bank National Association (incorporated by reference to Exhibit 12 to Amendment No. 64 to this Statement).

Exhibit 9     Extension  and  Amendment   Agreement   dated  as  of  August  28,
              2002 among Contran Corporation, National City Lines, Inc. and U.S.
              Bank National Association (incorporated by reference to Exhibit 16 to Amendment No. 65 to this Statement).

Exhibit 10 Amended and Restated Extension and Amendment Agreement dated as of October 24, 2003 among Contran Corporation, National City
              Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 12 to Amendment No. 67 to this Statement).

Exhibit 11    Extension and  Amendment Agreement  dated as of October  29,  2004 among Contran Corporation, National City Lines, Inc. and U.S. Bank
              National  Association  (incorporated by reference to Exhibit 13 to
              Amendment No. 67 to this Statement).

Exhibit 12    Loan  and  Pledge   Agreement,  dated  as  of   August  18,  1986,
              between  Dixie Rice  Agricultural  Corporation,  Inc. and Southern
              Methodist  University  (incorporated by reference to Exhibit 11 to
              Amendment No. 59 to this Statement).

Exhibit 13*   Collateral  Agreement,  dated as of August 25, 2005, between Dixie
              Rice Agricultural Corporation, Inc. and Valhi Holding Company.

Exhibit 14*   Pledge  Agreement   dated  as of August 25, 2005  between  Contran
              Corporation  and Valhi  Holding  Company  for the  benefit  of the
              Contran Deferred Compensation Trust No. 1.

Exhibit 15*   Pledge   Agreement  dated  as of August 25, 2005  between  Contran
              Corporation  and Valhi  Holding  Company  for the  benefit  of the
              Contran Deferred Compensation Trust No. 2.

Exhibit 16*   Pledge   Agreement  dated  as of August 25, 2005  between  Contran
              Corporation  and Valhi  Holding  Company  for the  benefit  of the
              Contran Deferred Compensation Trust No. 3.

----------

* Filed herewith.